Exhibit 1

Transactions in Ordinary Shares

The following table sets forth transactions in the Ordinary Shares made by the Reporting Persons within the past 60 days.

Each of the transactions was a purchase effected for cash in the open market.

Date	Shares Purchased by the Reporting Persons	Price
February 26, 2025	25,000	$6.35
February 26, 2025	17,690	$6.27
February 26, 2025	100,000	$6.35
February 27, 2025	150,000	$6.11
February 27, 2025	7,310	$6.05
February 28, 2025	50,000	$5.97